

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-mail
Niall Nolan
Chief Financial Officer
Navigator Holdings Ltd.
21 Palmer Street
London SW1H 0AD
United Kingdom

> **Re: Navigator Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Filed October 17, 2013**
> **File No. 333-191784**

Dear Mr. Nolan:

We have reviewed your response to our prior comment letter to you dated October 11, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have included graphics following the cover page of the prospectus. Please tell us, with a view towards revised captions, whether the graphics are reproductions of your actual vessels in operation or if they are artistic renderings not based on the actual operations of your vessels.

2. We note your response to our prior comment 1. Prior to the planned effectiveness of the Company's Form F-1 registration statement, please revise to remove the restrictive legend included on the report of the independent registered public accounting firm. The consent of the independent registered public accounting firm included as Exhibit 23.1 should be similarly revised.

Management's Discussion and Analysis of Financial Condition, page 43

Share-based Compensation, page 60

3. We note your response to our prior comment 2. Once the IPO price is determined, please revise your discussion in MD&A to include a discussion of any additional factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Mike Rosenwasser, Esq.